Shareholder Meeting

A Special Meeting of Shareholders of the Fund was held on August 22, 2006 for shareholders of record as of May 25, 2006, to approve a new Investment Advisory
Agreement for the Strategic Portfolio I. The votes regarding the approval of the new agreement were as follows:

Approve the new Investment Advisory Agreement:

				   For		Against	Abstain

Strategic			5,059,103 		   -   	    -